Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
($ in millions, except ratio)	September 30, 2014	September 30, 2013
Income before income taxes	$806	$687
(Income)/loss related to equity method investees	(6)	2
	800	689
Add/(deduct):
Fixed charges	159	167
Interest capitalized	(25)	(25)
Distributed income of equity method investees	4	6
Earnings available for fixed charges	$938	$837
Fixed charges:
Interest expensed and capitalized (1)	$114	$113
Estimate of interest within rent expense	45	54
Total fixed charges	$159	$167
Ratio of earnings to fixed charges	5.9	5.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12